As filed with the Securities and Exchange Commission on March [ ], 2014

Securities Act File No. 333-193374

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-2

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933 ☑

(Check appropriate box or boxes)
Pre-Effective Amendment No. 1
Post-Effective Amendment No.

CAPITALA FINANCE CORP.

(Exact name of Registrant as specified in charter)

4201 Congress St., Suite 360
Charlotte, NC 28209
(Address of Principal Executive Offices)

Registrants' telephone number, including Area Code: (704) 376-5502
Joseph B. Alala, III
Chief Executive Officer and President
Capitala Finance Corp.
4201 Congress St., Suite 360
Charlotte, NC 28209
(Name and address of agent for service)

COPIES TO:

Steven B. Boehm
John J. Mahon
Sutherland Asbill & Brennan LLP
700 Sixth Street NW, Suite 700
Washington, DC 20001
(202) 383-0100
Fax: (202) 637-3593

Approximate date of proposed public offering: As soon as practicable after the effective date of this Registration Statement.

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box. ☐

It is proposed that this filing will become effective (check appropriate box):

☐ when declared effective pursuant to section 8(c).

CALCULATION OF REGISTRATION FEE UNDER THE SECURITIES ACT OF 1933

Title of Securities Being Registered	Amount Being Registered	Proposed Maximum Offering Price Per Note	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(1)(3)
Notes	$25,000,000	100%	$25,000,000	$3,220

(1) Estimated pursuant to Rule 457(o) under the Securities Act of 1933 solely for the purpose of determining the registration fee.
(2) Includes notes that may be issued pursuant to the underwriters' over-allotment option.
(3) Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

SUBJECT TO COMPLETION, DATED , 2014

PRELIMINARY PROSPECTUS

Capitala Finance Corp.

$
% Notes due [ ]

We are an externally managed non-diversified closed-end management investment company that has elect to be treated as a business development company ("BDC") under the Investment Company Act of 1940 ("1940 Act"). Our investment objective is to generate both current income and capital appreciation through debt and equity investments. Both directly and through our subsidiaries that are licensed under the Small Business Investment Company Act ("SBIC"), we offer customized financing to business owners, management teams and financial sponsors for change of ownership transactions, recapitalizations, strategic acquisitions, business expansion and other growth initiatives. We are managed by Capitala Investment Advisors, LLC, and Capitala Advisors Corp. provides the administrative services necessary for us to operate. We are an "emerging growth company" within the meaning of the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act"), and as such are subject to reduced public company reporting requirements.

We are offering $[ ] in aggregate principal amount of % notes due 20[ ], which we refer to as the "Notes." The Notes will mature on [ ]. We will pay interest on the Notes on [ ], [ ], [ ] and [ ] of each year, beginning on [ ], 2014. We may redeem the Notes in whole or in part at any time, or from time to time on or after [ ], at the redemption price of par, plus accrued interest, as discussed under the caption "Description of the Notes — Optional Redemption." The Notes will be issued in minimum denominations of $25 and integral multiples of $25 in excess thereof.

The Notes will be our direct unsecured obligations and rank *pari passu*, or equal, with all outstanding and future unsecured unsubordinated indebtedness issued by Capitala Finance Corp. The Notes will be effectively subordinated to our future secured indebtedness and structurally subordinated to all existing and future indebtedness and other obligations of any of our subsidiaries, including the outstanding debentures of our two wholly-owned SBIC subsidiaries.

We intend to list the Notes on the New York Stock Exchange and we expect trading to commence thereon within 30 days of the original issue date under the trading symbol "[ ]." We do not intend to have the Notes rated by any rating agency. The Notes are expected to trade "flat." This means that purchasers will not pay, and sellers will not receive, any accrued and unpaid interest on the Notes that is not included in the trading price. Currently, there is no public market for the Notes and there can be no assurance that one will develop.

This prospectus contains important information about us that a prospective investor should know before investing in the Notes. Please read this prospectus before investing and keep it for future reference. We file annual, quarterly and current reports, proxy statements and other information about us with the Securities and Exchange Commission ("SEC"). This information is available free of charge by contacting us by mail at 4201 Congress St., Suite 360, Charlotte, NC 28209, by telephone at (704) 376-5502 or on our website at *http://www.capitalagroup.com*. The SEC also maintains a website at *http://www.sec.gov* that contains such information. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider that information to be part of this prospectus.

An investment in our Notes is subject to risks and involves a heightened risk of total loss of investment. In addition, the companies in which we invest are subject to special risks. For example, we invest in securities that are rated below investment grade by rating agencies or that would be rated below investment grade if they were rated. Below investment grade securities, which are often referred to as "high yield" or "junk," have predominantly speculative characteristics with respect to the issuer's capacity to pay interest and repay principal. See "Risk Factors" beginning on page 19 to read about factors you should consider, including the risk of leverage, before investing in our Notes.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Note	Total
Public offering price	%	$
Underwriting discount (sales load)	%	$
Proceeds to us before expenses[(1)]	%	$

(1) Before deducting expenses payable by us related to this offering, estimated at $[ ], or approximately $[ ] per Note.

The underwriters may also purchase up to an additional $[ ] total aggregate principal amount of Notes offered hereby, within 30 days of the date of this prospectus. If the underwriters exercise this option in full, the total public offering price will be $, the total underwriting discount (sales load) paid by us will be $, and total proceeds, before expenses, will be $.

THE NOTES ARE NOT DEPOSITS OR OTHER OBLIGATIONS OF A BANK AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY.

Delivery of the Notes in book-entry form only through The Depository Trust Company will be made on or about , 2014.

[Underwriters]

The date of this prospectus is , 2014.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUMMARY

This summary highlights some of the information in this prospectus. It is not complete and may not contain all of the information that you may want to consider. You should read carefully the more detailed information set forth under "Risk Factors" and the other information included in this prospectus and the documents to which we have referred.

Immediately prior to the pricing of Capitala Finance Corp.'s initial public offering ("IPO") on September 24, 2013, we acquired, through a series of transactions (the "Formation Transactions"), an investment portfolio (the "Legacy Portfolio") from the following entities:

- *CapitalSouth Partners Fund I Limited Partnership ("Fund I");*

- *CapitalSouth Partners Florida Sidecar Fund I, L.P. ("Florida Sidecar Fund");*

- *CapitalSouth Partners Fund II Limited Partnership ("Fund II");*

- *CapitalSouth Partners SBIC Fund III, L.P. ("Fund III"); and*

- *CapitalSouth Partners Fund III, L.P. ("Fund III Parent Fund").*

After the Formation Transactions, the Legacy Portfolio consisted of: (1) approximately $326.3 million in investments; (2) an aggregate of approximately $67.1 million in cash, interest receivable and other assets; and (3) liabilities of approximately $202.2 million of SBA-guaranteed debt payable. We issued an aggregate of approximately 9.0 million shares of our common stock to acquire the Legacy Portfolio. Fund II, Fund III, and Florida Sidecar Fund and their respective general partners became our wholly owned subsidiaries. Fund II and Fund III have elect to be treated as BDCs under the 1940 Act.

Except where the context suggests otherwise:

- *"we," "us," "our" and "Capitala Finance" refer to Capitala Finance Corp.,*

- *"Capitala Investment Advisors" or "investment adviser" refer to Capitala Investment Advisors, LLC,*

- *the "administrator" refers to Capitala Advisors Corp.,*

- *the "Legacy Funds" refers collectively to Fund II, Fund III and their respective general partners; and*

- *the "Legacy Investors" refers to the investors that received shares of our common stock through the Formation Transactions.*

In this prospectus, we use the term "smaller and lower middle-market" to refer to companies generating between $10 million and $200 million in annual revenue and having at least $5 million in annual earnings before interest, taxes, depreciation and amortization ("EBITDA").

Unless otherwise noted, the information contained in this prospectus assumes that the underwriters' overallotment option is not exercised.

Capitala Finance Corp.

We are an externally managed non-diversified closed-end management investment company that has elected to be treated as a BDC under the 1940 Act. We are managed by Capitala Investment Advisors, and Capitala Advisors Corp. provides the administrative services necessary for us to operate. We were formed to continue and expand the business of the Legacy Funds by making additional investments to the extent permitted by the SBA, as well as to make investments in portfolio companies directly at the Capitala Finance level. We do not expect that the investments we make through the Legacy Funds will be materially different from the investments we make at the Capitala Finance level. We are an "emerging growth company" within the meaning of the JOBS Act, and as such are subject to reduced public company reporting requirements.

We invest primarily in traditional mezzanine, senior subordinated and unitranche debt, as well as senior and second-lien loans and, to a lesser extent, equity securities issued by smaller and lower middle-market companies. We target companies in a diverse range of industries with a focus on the business services, manufacturing, consumer and retail, energy and healthcare industries, in which we believe we have particular

Operating and Regulatory Structure

Capitala Finance is a Maryland corporation that is an externally managed, non-diversified closed-end management investment company that has elected to be regulated as a BDC under the 1940 Act. Capitala Finance's wholly-owned SBIC subsidiaries, Fund II and Fund III, have also elected to be treated as BDCs under the 1940 Act. As a BDC, we are required to meet regulatory tests, including the requirement to invest at least 70% of our gross assets in "qualifying assets." Qualifying assets generally include securities of private or thinly traded public U.S. companies and cash, cash equivalents, U.S. government securities and high-quality debt investments that mature in one year or less. See "Regulation as a Business Development Company." In addition to our existing SBA-guaranteed debentures, we may, if permitted by regulation, seek to issue additional SBA-guaranteed debentures as well as other forms of leverage and borrow funds to make investments. In addition, we intend to elect to be treated for federal income tax purposes, and intend to qualify annually thereafter, as a RIC under the Code. See "Certain U.S. Federal Income Tax Considerations."

We are an "emerging growth company" under the JOBS Act and we are subject to reduced public company reporting requirements. Further, Section 107 of the JOBS Act also provides that an "emerging growth company" can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an "emerging growth company" can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have chosen to take advantage of the extended transition period for complying with new or revised accounting standards.

Our investment activities are managed by Capitala Investment Advisors and supervised by our Board of Directors. Capitala Investment Advisors is an investment adviser that is registered under the Investment Advisers Act of 1940, as amended, or the Advisers Act. Under our investment advisory agreement, which we refer to as the Investment Advisory Agreement, we have agreed to pay Capitala Investment Advisors an annual base management fee based on our gross assets as well as an incentive fee based on our performance. See "Investment Advisory Agreement." We have also entered into an administration agreement, which we refer to as the Administration Agreement, under which we have agreed to reimburse our administrator for our allocable portion of overhead and other expenses incurred by our administrator in performing its obligations under the Administration Agreement, including furnishing us with office facilities, equipment and clerical, bookkeeping and record keeping services at such facilities, as well as providing us with other administrative services. See "Administration Agreement."

Joseph B. Alala, III, our chief executive officer, president and chairman of our Board of Directors is the managing member of Capitala Investment Advisors and is the chief executive officer, president and a director of our administrator.

Our Corporate Information

Our executive offices are located at 4201 Congress Street, Suite 360, Charlotte, North Carolina 28209, our telephone number is (704) 376-5502 and our website may be found at *http://www.capitalagroup.com*.

SPECIFIC TERMS OF THE NOTES AND THE OFFERING

This section outlines the specific legal and financial terms of the Notes. You should read this section together with the more general description of the Notes under the heading ''Description of Our Notes'' before investing in the Notes. Capitalized terms used in this prospectus and not otherwise defined shall have the meanings ascribed to them in the indenture governing the Notes.

Issuer	Capitala Finance Corp.
Title of the securities	% Notes due [ ]
Initial aggregate principal amount being offered	$
Overallotment option	The underwriters may also purchase from us up to an additional $ aggregate principal amount of Notes solely to cover overallotments, if any, within 30 days of the date of this prospectus.
Initial public offering price	100% of the aggregate principal amount.
Principal payable at maturity	100% of the aggregate principal amount; the principal amount of each Note will be payable on its stated maturity date at the office of the Trustee, Paying Agent, and Security Registrar for the Notes or at such other office in New York City as we may designate.
Type of Note	Fixed rate note
Listing	We intend to list the Notes on the New York Stock Exchange within 30 days of the original issue date under the symbol ''[ ].''
Interest Rate	% per year
Day count basis	360-day year of twelve 30-day months
Original issue date	, 2014
Stated maturity date	[ ], 20[ ]
Date interest starts accruing	, 2014
Interest payment dates	Each [ ], [ ], [ ] and [ ] commencing [ ], 2014. If an interest payment date falls on a non-business day, the applicable interest payment will be made on the next business day and no additional interest will accrue as a result of such delayed payment.
Interest periods	The initial interest period will be the period from and including , 2014, to, but excluding, the initial interest payment date, and the subsequent interest periods will be the periods from and including an interest payment date to, but excluding, the next interest payment date or the stated maturity date, as the case may be.
Regular record dates for interest . . .	Each [ ], [ ], [ ] and [ ] beginning [ ], 2014
Specified currency	U.S. dollars
Place of payment	New York City

Ranking of Notes	The Notes will be our direct unsecured obligations and will rank:

- *pari passu*, or equal, with our other outstanding and future unsecured indebtedness;

- senior to any of our future indebtedness that expressly provides it is subordinated to the Notes;

- effectively subordinated to all of our future secured indebtedness (including indebtedness that is initially unsecured to which we subsequently grant security); and

- structurally subordinated to all existing and future indebtedness and other obligations of any of our subsidiaries, including without limitation, the indebtedness of our wholly-owned SBIC subsidiaries.

In the event that one of our subsidiaries becomes insolvent, liquidates, reorganizes, dissolves or otherwise winds up, its assets will be used first to satisfy the claims of its creditors. Consequently, any claim by us or our creditors, including holders of our Notes, against any subsidiary will be structurally subordinated to all of the claims of the creditors of such subsidiary. We cannot assure Notes holders that they will receive any payments required to be made under the terms of the Notes.

The indenture does not contain any provisions that give you protection in the event we issue a large amount of debt or we are acquired by another entity.

Denominations	We will issue the Notes in denominations of $25 and integral multiples of $25 in excess thereof.
Business Day	Each Monday, Tuesday, Wednesday, Thursday and Friday that is not a day on which banking institutions in New York City are authorized or required by law or executive order to close.
Optional redemption	The Notes may be redeemed in whole or in part at any time or from time to time at our option on or after [ ], 20[ ], upon not less than 30 days nor more than 60 days written notice by mail prior to the date fixed for redemption thereof, at a redemption price of 100% of the outstanding principal amount thereof plus accrued and unpaid interest payments otherwise payable for the then-current quarterly interest period accrued to but not including the date fixed for redemption.

You may be prevented from exchanging or transferring the Notes when they are subject to redemption. In case any Notes are to be redeemed in part only, the redemption notice will provide that, upon surrender of such Note, you will receive, without a charge, a new Note or Notes of authorized denominations representing the principal amount of your remaining unredeemed Notes.

Any exercise of our option to redeem the Notes will be done in compliance with the 1940 Act, to the extent applicable.

If we redeem only some of the Notes, the Trustee will determine the method for selection of the particular Notes to be redeemed, in accordance with the indenture governing the Notes, and in accordance with the rules of any national securities exchange or of the holders thereof, to reopen the Notes and issue additional Notes. If we issue additional debt securities, these additional debt securities could rank higher in priority of payment or have a lien or other security interest greater than that accorded to the holders of the Notes.

Global Clearance and Settlement
  Procedures . . . . Interests in the Notes will trade in DTC's Same Day Funds Settlement System, and any permitted secondary market trading activity in such Notes will, therefore, be required by DTC to be settled in immediately available funds. None of the issuer, the Trustee or the paying agent will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Use of Proceeds . . . . We plan to use the net proceeds of this offering for new investments in portfolio companies in accordance with our investment objective and strategies described in this prospectus and for general working capital purposes. We will also pay operating expenses, including advisory and administrative fees and expenses, and may pay other expenses such as due diligence expenses of potential new investments, from the net proceeds of this offering. We anticipate that substantially all of the net proceeds of this offering will be used for the above purposes within three to nine months from the consummation of this offering, depending on the availability of appropriate investment opportunities consistent with our investment objective and market conditions. We expect that it may take more than three months to invest all of the net proceeds of this offering, in part because investments in private companies often require substantial research and due diligence. Pending such investments, we will invest the net proceeds primarily in cash, cash equivalents, U.S. government securities and other high-quality temporary investments that mature in one year or less from the date of investment. See ''Use of Proceeds.''

Section 404 of the Sarbanes-Oxley Act. We could be an "emerging growth company" for up to five years. An independent assessment of the effectiveness of our internal controls could detect problems that our management's assessment might not. Undetected material weaknesses in our internal controls could lead to financial statement restatements and require us to incur the expense of remediation. As a public company, may incur significant additional expenses in the near term, which may negatively impact our financial performance and our ability to make distributions to our stockholders. This process also will result in a diversion of management's time and attention. We cannot be certain as to the timing of completion of any evaluation, testing and remediation actions or the impact of the same on our operations, and we may not be able to ensure that the process is effective or that our internal controls over financial reporting are or will be effective in a timely manner. In the event that we are unable to maintain or achieve compliance with Section 404 of the Sarbanes-Oxley Act and related rules, the market price of our common stock may be adversely affected.

Our status as an "emerging growth company" under the JOBS Act may make it more difficult to raise capital as and when we need it.

Because of the exemptions from various reporting requirements provided to us as an "emerging growth company" under the JOBS Act and because we have chosen to take advantage of the extended transition period for complying with new or revised financial accounting standards, we may be less attractive to investors and it may be difficult for us to raise additional capital as and when we need it. Investors may be unable to compare our business with other companies in our industry if they believe that our financial accounting is not as transparent as other companies in our industry. If we are unable to raise additional capital as and when we need it, our financial condition and results of operations may be materially and adversely affected.

Pending legislation may allow us to incur additional leverage.

Under the 1940 Act, a BDC generally will not be permitted to incur indebtedness unless immediately after such borrowing the BDC has an asset coverage for total borrowings of at least 200% (i.e., the amount of debt may not exceed 50% of the value of total assets). Legislation introduced in the U.S. House of Representatives in 2012, if passed, would modify this section of the 1940 Act and increase the amount of debt that BDCs may incur by modifying the percentage from 200% to 150%. In addition, recent legislation introduced in the U.S. Senate would modify SBA regulations in a manner that may permit us to incur additional SBA guaranteed-indebtness. As a result, we may be able to incur additional indebtedness in the future, and therefore your risk of an investment in us may increase.

Changes in laws or regulations governing our operations may adversely affect our business or cause us to alter our business strategy.

We and our portfolio companies will be subject to applicable local, state and federal laws and regulations. New legislation may be enacted or new interpretations, rulings or regulations could be adopted, including those governing the types of investments we are permitted to make, any of which could harm us and our stockholders, potentially with retroactive effect. Additionally, any changes to the laws and regulations governing our operations relating to permitted investments may cause us to alter our investment strategy in order to avail ourselves of new or different opportunities. Such changes could result in material differences to the strategies and plans set forth herein and may result in our investment focus shifting from the areas of expertise of our investment adviser's investment team to other types of investments in which the investment team may have less expertise or little or no experience. Thus, any such changes, if they occur, could have a material adverse effect on our results of operations and the value of your investment. In addition, any change to the SBA's current Debenture SBIC program could have a significant impact on our ability to obtain lower-cost financing and, therefore, our competitive advantage over other finance companies.

Two of our wholly owned subsidiaries are licensed by the U.S. Small Business Administration, and as a result, we are subject to SBA regulations.

Fund II and Fund III, which became our wholly owned subsidiaries after the completion of the Formation Transactions, are licensed to act as SBICs and are regulated by the SBA. As of September 30, 2013, Fund II and Fund III portfolio companies accounted for most of our aggregate portfolio. The SBIC licenses allow our issued more than $1.0 billion in non-convertible debt during the prior three-year period. For so long as we remain an "emerging growth company" we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not "emerging growth companies" including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. We cannot predict if investors will find our securities less attractive because we will rely on some or all of these exemptions. If some investors find our securities less attractive as a result, there may be a less active and more volatile trading market for our securities.

In addition, Section 107 of the JOBS Act also provides that an "emerging growth company" may take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an "emerging growth company" can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have chosen to take advantage of the extended transition period for complying with new or revised accounting standards, which may make it more difficult for investors and securities analysts to evaluate us since our financial statements may not be comparable to companies that comply with public company effective dates and may result in less investor confidence.

Our Board of Directors will be authorized to reclassify any unissued shares of common stock into one or more classes of preferred stock, which could convey special rights and privileges to its owners.

Under Maryland General Corporation Law and our charter, our Board of Directors will be authorized to classify and reclassify any authorized but unissued shares of stock into one or more classes of stock, including preferred stock. Prior to issuance of shares of each class or series, our Board of Directors will be required by Maryland law and our charter to set the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each class or series. Thus, our Board of Directors could authorize the issuance of shares of preferred stock with terms and conditions that could have the effect of delaying, deferring or preventing a transaction or a change in control that might involve a premium price for holders of our common stock or otherwise be in their best interest. The cost of any such reclassification would be borne by our common stockholders. Certain matters under the 1940 Act require the separate vote of the holders of any issued and outstanding preferred stock. For example, holders of preferred stock would vote separately from the holders of common stock on a proposal to cease operations as a BDC. In addition, the 1940 Act provides that holders of preferred stock are entitled to vote separately from holders of common stock to elect two preferred stock directors. We currently have no plans to issue preferred stock. The issuance of preferred shares convertible into shares of common stock may also reduce the net income and net asset value per share of our common stock upon conversion, provided, that we will only be permitted to issue such convertible preferred stock to the extent we comply with the requirements of Section 61 of the 1940 Act, including obtaining common stockholder approval. These effects, among others, could have an adverse effect on your investment in our common stock.

Provisions of the Maryland General Corporation Law and of our charter and bylaws could deter takeover attempts and have an adverse impact on the price of our common stock.

The Maryland General Corporation Law and our charter and bylaws contain provisions that may discourage, delay or make more difficult a change in control of Capitala Finance or the removal of our directors. We are subject to the Maryland Business Combination Act, subject to any applicable requirements of the 1940 Act. Our Board of Directors has adopted a resolution exempting from the Business Combination Act any business combination between us and any other person, subject to prior approval of such business combination by our board, including approval by a majority of our independent directors. If the resolution exempting business combinations is repealed or our board does not approve a business combination, the Business Combination Act may discourage third parties from trying to acquire control of us and increase the difficulty of consummating such an offer. Our bylaws exempt from the Maryland Control Share Acquisition Act acquisitions of our stock by any person. If we amend our bylaws to repeal the exemption from the Control Share Acquisition Act, the Control Share Acquisition Act also may make it more difficult for a third-party to obtain control of us and increase the difficulty of consummating such a transaction. It is the position of the staff of the SEC's Division of Investment Management that if a BDC fails to opt-out of the Maryland Control Share Acquisition Act, it acts in a manner inconsistent with Section 18(i) of the 1940 Act.

USE OF PROCEEDS

We estimate that the net proceeds we will receive from the sale of the Notes in this offering will be approximately $[   ] million (or approximately $[   ] million if the underwriters fully exercise their overallotment option), in each case assuming the sale of $[   ] million in aggregate principal amount of Notes (or approximately $[   ] million if the underwriters fully exercise their overallotment option) at the public offering price of 100% of par, after deducting the estimated underwriting discounts and commissions of $[   ] million (or approximately $[   ] million if the underwriters fully exercise their overallotment option) payable by us and estimated offering expenses of approximately $[   ] payable by us.

We plan to use the net proceeds of this offering for new investments in portfolio companies in accordance with our investment objective and strategies described in this prospectus and for general working capital purposes. We will also pay operating expenses, including advisory and administrative fees and expenses, and may pay other expenses such as due diligence expenses of potential new investments, from the net proceeds of this offering. We anticipate that substantially all of the net proceeds of this offering will be used for the above purposes within three months from the consummation of this offering, depending on the availability of appropriate investment opportunities consistent with our investment objective and market conditions. We cannot assure you we will achieve our targeted investment pace. We expect that it may take more than three months to invest all of the net proceeds of this offering, in part because investments in private companies often require substantial research and due diligence.

Pending such investments, we will invest the net proceeds primarily in cash, cash equivalents, U.S. government securities and other high-quality temporary investments that mature in one year or less from the date of investment. See "Regulation as a Business Development Company — Temporary Investments" for additional information about temporary investments we may make while waiting to make longer-term investments in pursuit of our investment objective.

CAPITALIZATION

The following table sets forth:

- the actual capitalization of Capitala Finance Corp. at September 30, 2013; and

- the pro forma capitalization of Capitala Finance Corp. to reflect the sale of $ aggregate principal amount of Notes in this offering at an assumed public offering price of 100% of par, after deducting the underwriting discounts and commissions of approximately $ and estimated offering expenses of $[   ] payable by us.

This table should be read in conjunction with "Use of Proceeds" and our "Management's Discussion and Analysis of Financial Condition and Results of Operations" and financial statements and notes thereto included in this prospectus.

	As of September 30, 2013	
	Actual	Pro Forma
	(in thousands)	(in thousands)
Assets:		
Cash and cash equivalents	$133,525	$
Investments at fair value	$330,977	$
Interest Receivable	$ 2,315	$
Other assets	$ 6,451	$
Total assets	$473,268	$
Liabilities:		
SBA-guaranteed debentures payable	$202,000	$
% Notes due 20[ ]	—	$
Other Liabilities	$ 1,346	$
Total Liabilities	$203,546	$
Stockholders' equity:		
Common stock, par value $0.01 per share; 100,000,000 shares authorized, 12,974,420 shares issued and outstanding, actual, 12,974,420 shares issued and outstanding, as adjusted	$ 130	$
Capital in excess of par value	$269,592	$
Total stockholders' equity	$269,722	$

	Income Related Incentive Fee Accrued Before Application of Deferral Mechanism	Capital Gains Related Incentive Fee Accrued Before Application of Deferral Mechanism	Incentive Fee Calculations	Incentive Fees Paid and Deferred
Year 1	$8.0 million ($40.0 million multiplied by 20%)	None	$8.0 million	Incentive fees of $8.0 million paid; no incentive fees deferred
Year 2	$8.0 million ($40.0 million multiplied by 20%)	$6.0 million (20% of $30.0 million)	$14.0 million	Incentive fees of $14.0 million paid; no incentive fees deferred
Year 3	$8.0 million ($40.0 million multiplied by 20%)	None (20% of cumulative net capital gains of $25.0 million ($30.0 million in cumulative realized gains less $5.0 million in cumulative unrealized capital depreciation) less $6.0 million of capital gains fee paid in Year 2)	$7.0 million (20% of the sum of (a) our pre-incentive fee net investment income, (b) our net unrealized appreciation or depreciation during such period and (c) our net realized capital gains or losses during Year 3)	Incentive fees of $7.0 million paid; $8.0 million of incentive fees accrued but payment restricted to $7.0 million; $1.0 million of incentive fees deferred
Year 4	$8.0 million ($40.0 million multiplied by 20%)	$0.2 million (20% of cumulative net capital gains of $31.0 million ($36.0 million cumulative realized capital gains less $5.0 million cumulative unrealized capital depreciation) less $6.0 million of capital gains fee paid in Year 2)	$8.2 million	Incentive fees of $9.2 million paid ($8.2 million of incentive fees accrued in Year 4 plus $1.0 million of deferred incentive fees); no incentive fees deferred

Payment of Our Expenses

The investment team of our investment adviser and their respective staffs, when and to the extent engaged in providing investment advisory and management services, and the compensation and routine overhead expenses of such personnel allocable to such services, are provided and paid for by Capitala Investment Advisors. We bear all other costs and expenses of our operations and transactions, including (without limitation):

- the cost of our organization;

- the cost of calculating our net asset value, including the cost of any third-party valuation services;

- the cost of effecting sales and repurchases of our shares and other securities;

- interest payable on debt, if any, to finance our investments;

- fees payable to third parties relating to, or associated with, making investments (such as the legal, accounting and travel expenses incurred in connection with making investments), including fees and expenses associated with performing due diligence reviews of prospective investments and advisory fees;

- transfer agent and custodial fees;

- fees and expenses associated with marketing efforts;

- costs associated with our reporting and compliance obligations under the 1940 Act, the Exchange Act and other applicable federal and state securities laws, and ongoing stock exchange fees;

- federal, state and local taxes;

Determinations in Connection with Offerings

In connection with certain future offerings of shares of our common stock, our Board of Directors or an authorized committee thereof will be required to make the determination that we are not selling shares of our common stock at a price below the then current net asset value of our common stock at the time at which the sale is made. Our Board of Directors or an authorized committee thereof will consider the following factors, among others, in making such a determination:

- the net asset value of our common stock disclosed in the most recent periodic report that we filed with the SEC;

- our management's assessment of whether any material change in the net asset value of our common stock has occurred (including through the realization of gains on the sale of our portfolio securities) during the period beginning on the date of the most recently disclosed net asset value of our common stock and ending two days prior to the date of the sale of our common stock; and

- the magnitude of the difference between (i) a value that our Board of Directors or an authorized committee thereof has determined reflects the current net asset value of our common stock, which is based upon the net asset value of our common stock disclosed in the most recent periodic report that we filed with the SEC, as adjusted to reflect our management's assessment of any material change in the net asset value of our common stock since the date of the most recently disclosed net asset value of our common stock, and (ii) the offering price of the shares of our common stock in the proposed offering.

These processes and procedures are part of our compliance policies and procedures. Records will be made contemporaneously with all determinations described in this section and these records will be maintained with other records that we are required to maintain under the 1940 Act.

Capitala Finance Corp.

$

% Notes due 20[   ]

PRELIMINARY PROSPECTUS
, 2014

[Underwriters]

2. Exhibits

Exhibit Number	Description
a.1	Articles of Amendment and Restatement[1]
a.2	Certificateof Limited Partnership of CapitalSouth Partners Fund II Limited Partnership[2]
a.3	Certificateof Limited Partnership of CapitalSouth Partners SBIC Fund III, L.P.[2]
b.1	Bylaws[1]
b.2	Form of Amended and Restated Limited Partnership Agreement of CapitalSouth Partners Fund II Limited Partnership[3]
b.3	Form of Amended and Restated Agreement of Limited Partnership of CapitalSouth Partners SBIC Fund III, L.P.[3]
d.1	Form of Common Stock Certificate[1]
d.2	Form of Base Indenture*
d.3	Form of First Supplemental Indenture*
d.4	Form of Global Note (included as Exhibit A to the Form of First Supplemental Indenture)*
d.5	Statement of Eligibility of Trustee on Form T-1*
e.	Form of Dividend Reinvestment Plan[1]
g.	Form of Investment Advisory Agreement by and between Registrant and Capitala Investment Advisors, LLC[1]
h.	Underwriting Agreement for Notes*
j.	Form of Custodian Agreement[1]
k.1	Form of Administration Agreement by and between Registrant and Capitala Advisors Corp.[1]
k.2	Form of Indemnification Agreement by and between Registrant and each of its directors[1]
k.3	Form of Trademark License Agreement by and between Registrant and Capitala Investment Advisors, LLC[1]
l.	Opinion of Sutherland Asbill & Brennan LLP*
n.1	Consent of Sutherland Asbill & Brennan LLP (Incorporated by reference to exhibit l hereto)*
n.2	Consent of Ernst & Young LLP
n.3	License from the Small Business Administration allowing CapitalSouth Partners Fund II Limited Partnership to operate as a Small Business Investment Company[2]
n.4	Letter from the Small Business Administration approving CapitalSouth Partners SBIC Fund III, L.P.'s application to operate as a Small Business Investment Company[2]
r.	Code of Ethics of Registrant, CapitalSouth Partners Fund II Limited Partnership and CapitalSouth Partners SBIC Fund III, L.P.[2]
99.1	Code of Business Conduct of Registrant[1]

---

* To be filed by pre-effective amendment.

(1) Previously filed in connection with the Pre-Effective Amendment No. 1 to Capitala Finance Corp.'s registration statement on Form N-2 (File No. 333-188956) filed on September 9, 2013.

(2) Previously filed in connection with Pre-Effective Amendment No. 2 to Capitala Finance Corp.'s registration statement on Form N-2 (File No. 333-188956) filed on September 16, 2013.

(3) Previously filed in connection with Pre-Effective Amendment No. 5 to Capitala Finance Corp.'s registration statement on Form N-2 (File No. 333-188956) filed on September 24, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused Amendment No. 1 to this Registration Statement on Form N-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Charlotte, in the State of North Carolina, on the [   ] day of March, 2014.


CAPITALA FINANCE CORP.


By: /s/ Joseph B. Alala, III
    ———————————————————
    Joseph B. Alala, III
    Chief Executive Officer, President and
    Chairman of the Board of Directors

Pursuant to the requirements of the Securities Act of 1933, as amended, Amendment No. 1 to this Registration Statement on Form N-2 has been signed by the following persons on behalf of the Registrant, and in the capacities indicated, on the [   ] day of March, 2014.

Signature	Title
/s/ Joseph B. Alala, III Joseph B. Alala, III	Chief Executive Officer, President and Chairman of the Board of Directors (Principal Executive Officer)
* John F. McGlinn	Chief Operating Officer, Secretary and Treasurer
/s/ Stephen A. Arnall Stephen A. Arnall	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)
* M. Hunt Broyhill	Director
* H. Paul Chapman	Director
* Larry W. Carroll	Director
* R. Charles Moyer	Director

*By: /s/ Joseph B. Alala, III
      ———————————————————
      Joseph B. Alala, III
      Attorney-in-fact